Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial information included as an appendix to this management's discussion and analysis of financial condition and results of operations, as well as our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended December 31, 2022 filed with U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2023 (“Annual Report”). As discussed in the section titled “Special Note Regarding Forward-Looking Statements,” the following management's discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section. The unaudited consolidated financial information as of September 30, 2023, and for the three-month and nine-month periods ended September 30, 2023 and 2022 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and presented in Swiss Francs (CHF), the legal currency of Switzerland. Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG, together with its subsidiaries.
Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sportswear brand rooted in innovation, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor, Performance All Day, Performance Tennis and Performance Training.

Key Financial and Operating Metrics
Key highlights for the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022 include:

•    net sales increased 46.5% to CHF 480.5 million;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased 54.6% to CHF 164.7 million;
•    net sales through the wholesale sales channel increased 42.6% to CHF 315.7 million;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased 19.9% to CHF 144.0 million, 60.5% to CHF 294.9 million and 71.5% to CHF 41.6 million, respectively;
•    net sales from shoes, apparel and accessories increased 47.0% to CHF 456.9 million, 31.8% to 20.1 million and 84.2% to 3.5 million, respectively;
•gross profit increased 53.5% to CHF 287.7 million from CHF 187.4 million;
•    gross profit margin increased to 59.9% from 57.1%;
•    net income increased 184.4% to CHF 58.7 million from CHF 20.6 million;
•    net income margin increased to 12.2% from 6.3%;
•    basic earnings per share (“EPS”) Class A (CHF) increased to CHF 0.18 from CHF 0.07;

•diluted EPS Class A (CHF) increased to CHF 0.18 from CHF 0.06;
•adjusted EBITDA increased 44.3% to CHF 81.3 million from CHF 56.3 million;
•adjusted EBITDA margin decreased to 16.9% from 17.2%;
•adjusted net income increased to CHF 65.5 million from CHF 22.3 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.21 from CHF 0.07; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.20 from CHF 0.07.

Key highlights for nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022 include:
•net sales increased 57.2% to CHF 1,345.0 million;
•net sales through the DTC sales channel increased 57.4% to CHF 465.2 million;
•net sales through the wholesale sales channel increased 57.2% to CHF 879.8 million;
•net sales in EMEA, Americas and Asia-Pacific increased 31.3% to CHF 376.3 million, 68.9% to CHF 861.7 million and 82.7% to CHF 107.0 million, respectively;
•net sales from shoes, apparel and accessories increased 57.9% to CHF 1,285.6 million, 40.9% to CHF 50.4 million and 60.9% to CHF 8.9 million, respectively;
•gross profit increased 69.5% to CHF 797.1 million from CHF 470.3 million;
•gross profit margin increased to 59.3% from 55.0%;
•net income increased 26.4% to CHF 106.3 million from CHF 84.1 million;
•net income margin decreased to 7.9% from 9.8%;
•basic EPS Class A (CHF) increased to CHF 0.33 from CHF 0.27;
•diluted EPS Class A (CHF) increased to CHF 0.33 from CHF 0.26;
•adjusted EBITDA increased 98.1% to CHF 205.0 million from CHF 103.5 million;
•adjusted EBITDA margin increased to 15.2% from 12.1%;
•adjusted net income increased 50.0% to CHF 126.1 million from CHF 84.1 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.40 from CHF 0.27; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.39 from CHF 0.26.

Key highlights as of September 30, 2023 compared to December 31, 2022 included:
•cash and cash equivalents increased by 16.4% to CHF 432.0 million from CHF 371.0 million; and
•net working capital was CHF 581.7 million as of September 30, 2023, which reflects an increase of 26.7% compared to December 31, 2022.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Operating Results
The following table summarizes certain key operating measures for the three-month and nine-month periods ended September 30, 2023 and 2022.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net sales	480.5	328.0	46.5%	1,345.0	855.4	57.2%
Cost of sales	(192.8)	(140.6)	37.1%	(547.9)	(385.0)	42.3%
Gross profit	287.7	187.4	53.5%	797.1	470.3	69.5%
Gross profit margin	59.9%	57.1%		59.3%	55.0%
Selling, general and administrative expenses	(229.9)	(146.7)	56.7%	(657.6)	(399.9)	64.4%
Operating result	57.8	40.7	42.0%	139.5	70.4	98.1%
Net financial result	11.5	(15.9)	172.4%	(25.4)	31.9	(179.6)%
Income before taxes	69.3	24.7	180.0%	114.1	102.3	11.5%
Income taxes	(10.6)	(4.1)	158.4%	(7.7)	(18.2)	(57.5)%
Net income	58.7	20.6	184.4%	106.3	84.1	26.4%

Basic EPS Class A (CHF)	0.18	0.07	182.7%	0.33	0.27	25.5%
Diluted EPS Class A (CHF)	0.18	0.06	181.1%	0.33	0.26	25.2%

Other data(1)
Adjusted EBITDA	81.3	56.3	44.3%	205.0	103.5	98.1%
Adjusted EBITDA margin	16.9%	17.2%		15.2%	12.1%
Adjusted net income	65.5	22.3	194.1%	126.1	84.1	50.0%
Adjusted basic EPS Class A (CHF)	0.21	0.07	192.4%	0.40	0.27	48.9%
Adjusted diluted EPS Class A (CHF)	0.20	0.07	190.7%	0.39	0.26	48.5%

(1)    Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Wholesale	315.7	221.4	42.6%	879.8	559.7	57.2%
Direct-to-consumer	164.7	106.6	54.6%	465.2	295.6	57.4%
Net sales	480.5	328.0	46.5%	1,345.0	855.4	57.2%

Wholesale % of Net sales	65.7%	67.5%		65.4%	65.4%
Direct-to-consumer % of Net sales	34.3%	32.5%		34.6%	34.6%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022
Net sales for the three-month period ended September 30, 2023 increased by CHF 152.4 million, or 46.5%, compared to the three-month period ended September 30, 2022.
Net sales generated by the wholesale sales channel for the three-month period ended September 30, 2023 increased by CHF 94.3 million, or 42.6%, to CHF 315.7 million, compared to CHF 221.4 million for the three-month period ended September 30, 2022. Our growth was attributable to sustained strong demand from our wholesale partners, with a noticeable strong sell-through of On products, leading to higher repeat orders from these partners and our continued selective door expansion with our wholesale partners. In addition, growth during the quarter was supported by some early holiday orders received and shipped to our partners, pulling forward some volume initially expected in the fourth quarter. The strong growth rate was also supported by positive year-over-year dynamics. In the three-month period ending September 30, 2022, operational challenges in the U.S. prevented us from meeting the full demand, resulting in a shift of volumes to the fourth quarter of 2022. The percentage of net sales from the wholesale sales channel decreased from 67.5% in the three-month period ending September 30, 2022, to 65.7% in the three-month period ending September 30, 2023.
Net sales generated by the direct-to-consumer sales channel for the three-month period ended September 30, 2023 increased by CHF 58.1 million, or 54.6%, to CHF 164.7 million, compared to CHF 106.6 million for the three-month period ended September 30, 2022. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, our expanding global retail footprint across all regions further contributed to the growth. Net sales generated from the direct-to-consumer sales channel as a percentage of net sales increased to 34.3% for the three-month period ended September 30, 2023, from 32.5% for the three-month period ended September 30, 2022. This increase reflects On’s ongoing strategy to accelerate our direct-to-consumer share over time and is a result of the very strong momentum in our direct channels. In addition, the increase in our performance was aided by a comparison to the same period in the previous year. In the third quarter of 2022, operational challenges in the U.S. had hindered us from meeting the full demand. This had a more significant effect on our Direct-to-Consumer (DTC) channel during the three-month period ending on September 30, 2022.

Nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022
Net sales for the nine-month period ended September 30, 2023 increased by CHF 489.6 million or 57.2%, compared to the nine-month period ended September 30, 2022.
Net sales generated by the wholesale sales channel for the nine-month period ended September 30, 2023 increased by CHF 320.0 million, or 57.2%, to CHF 879.8 million, compared to CHF 559.7 million for the nine-month period ended September 30, 2022. Our growth was attributable to sustained strong demand from our wholesale partners, with a noticeable strong sell-through of On products, leading to higher repeat orders from these partners and our continued selective door expansion with our wholesale partners. The strong growth was in part also attributable to the improved inventory position in comparison to the nine-month period ended September 30, 2022, which was impacted by the transitory supply shortage in connection with the disruptions to global supply chains in late 2021 and early 2022. Net sales generated by the wholesale sales channel as a percentage of net sales remained consistent at 65.4% for the nine-month period ended September 30, 2023, compared to the nine-month period ended September 30, 2022.
Net sales generated by the direct-to-consumer sales channel for the nine-month period ended September 30, 2023 increased by CHF 169.6 million, or 57.4%%, to CHF 465.2 million, compared to CHF 295.6 million for the nine-month period ended September 30, 2022. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, our expanding global retail footprint across all regions further contributed to the growth. As of September 30, 2023, we operated 26 retail stores. Net sales generated from the direct-to-consumer sales channel as a percentage of net sales remained consistent at 34.6% for the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Europe, Middle East and Africa	144.0	120.1	19.9%	376.3	286.6	31.3%
Americas	294.9	183.7	60.5%	861.7	510.1	68.9%
Asia-Pacific	41.6	24.2	71.5%	107.0	58.6	82.7%
Net Sales	480.5	328.0	46.5%	1,345.0	855.4	57.2%

Europe, Middle East and Africa % of Net sales	30.0%	36.6%		28.0%	33.5%
Americas % of Net sales	61.4%	56.0%		64.1%	59.6%
Asia-Pacific % of Net sales	8.7%	7.4%		8.0%	6.9%
Net sales %	100.0%	100.0%		100.0%	100.0%
As announced through Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 2, 2023, effective from the first quarter of 2023, the “Rest of World” geographic location, which represented Middle East, Africa and Latin America is no longer being reported. Instead, our Middle East and Africa business has been combined with Europe to form Europe, Middle East and Africa (“EMEA”) and our Latin America business has been combined with North America to form Americas. As such, net sales by geography for the three-month period and nine-month period ended September 30, 2022 has been adjusted from previously reported amounts to reflect the new net sales by geography structure.

Three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022
Net sales increased across all geographic regions for the three-month period ended September 30, 2023, with Asia-Pacific and Americas showing particularly strong growth. Net sales in Americas for the three-month period ended September 30, 2023 increased by 60.5% and reflects 61.4% of total net sales. The increase in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, and the successful expansion of our collaboration with key accounts and specialty stores. Net sales in EMEA for the three-month period ended September 30, 2023 increased by 19.9%. The increase in EMEA was driven by positive growth across both the wholesale and direct-to-consumer channels, with particularly strong growth in the United Kingdom and the successful retail store on Regent Street in London. Net sales in Asia-Pacific for the three-month period ended September 30, 2023 increased by 71.5%, which was driven by strong sales growth across all sub-regions and channels, including particularly strong momentum in Japan and China.
Nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022
Net sales increased across all geographic regions for the nine-month period ended September 30, 2023 with with Asia-Pacific and Americas showing particularly strong growth. Net sales in Americas for the nine-month period ended September 30, 2023 increased by 68.9% and reflects 64.1% of total net sales. The increase in Americas was driven by strong demand across Running, All Day, Outdoor, and Tennis. The growth is further attributable to the successful expansion of our collaboration with key accounts and specialty stores in the region and continued momentum in Latin America. Net sales in EMEA for the nine-month period ended September 30, 2023 increased by 31.3%. The increase in EMEA was driven by positive growth across both the wholesale and direct-to-consumer channels, with particularly strong growth in the United Kingdom and the successful retail store on Regent Street in London. Net sales in Asia-Pacific for the nine-month period ended September 30, 2023 increased by 82.7%, which was driven by strong sales growth in Japan and China.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Shoes	456.9	310.9	47.0%	1,285.6	814.0	57.9%
Apparel	20.1	15.2	31.8%	50.4	35.8	40.9%
Accessories	3.5	1.9	84.2%	8.9	5.5	60.9%
Net Sales	480.5	328.0	46.5%	1,345.0	855.4	57.2%

Shoes % of Net sales	95.1%	94.8%		95.6%	95.2%
Apparel % of Net sales	4.2%	4.6%		3.7%	4.2%
Accessories % of Net sales	0.7%	0.6%		0.7%	0.6%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022
Net sales increased across all product groups during the three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022. The increase in net sales for shoes was mainly driven by a combination of our running blockbusters as well as our Performance All Day vertical. Additionally, the Roger franchise further contributed to the growth, largely driven by the positive brand momentum generated by the U.S. Open. The increase in net sales for apparel for the three-month period ended September 30, 2023 was driven by the launch of our Fall-Winter 2023 collection, which introduced new seasonal colors to our best-selling items and new styles into our product lineup. The success of this collection was further supported by the effectiveness of our marketing campaigns. Net sales in accessories grew 84.2% compared to the first three months ended September 30, 2022 to CHF 3.5 million.

Nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022
Net sales increased across all product groups during the the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022, with shoes and accessories experiencing the largest growth. The 57.9% increase in net sales for shoes was mainly driven by a combination of new product launches, updates to existing models, and the continuity of successful products from previous seasons. Notably, during the nine-month period ended September 30, 2023, sales growth was driven by our Performance Running and Performance All Day verticals, and in particular the introduction of the new Cloudsurfer. The Roger franchise, benefiting from its brand presence at grand slam events, also contributed to our growth in net sales. The 40.9% increase in net sales for apparel for the nine-month period ended September 30, 2023 was driven by both Lifestyle and Outdoor products growing particularly well compared to the nine-month period ended September 30, 2022. Additionally, the launch of our new collections within the apparel range has continued to show positive traction at our retail stores and garner positive feedback from our wholesale account partners, particularly in shop-in-shop environments, where we observed a higher share of apparel sales. Accessories grew 60.9% compared to the first nine months ended September 30, 2022 to CHF 8.9 million.

Gross Profit

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Gross profit	287.7	187.4	53.5%	797.1	470.3	69.5%
Gross profit margin	59.9%	57.1%		59.3%	55.0%

Three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022
Cost of sales during the three-month period ended September 30, 2023 increased by CHF 52.2 million, or 37.1%, to CHF 192.8 million, compared to CHF 140.6 million during the three-month period ended September 30, 2022. Gross profit was CHF 287.7 million for the three-month period ended September 30, 2023, representing a gross profit margin of 59.9%, compared with CHF 187.4 million for the three-month period ended September 30, 2022, representing a gross profit margin of 57.1%. The increase in gross profit margin was attributed to the ceasing of exceptional airfreight usage and overall reduced freight rates during the three-month period ended September 30, 2023, when compared to the comparable period in 2022, where we made a strategic decision to employ airfreight to ensure key product availability and meet strong demand, considering the factory closures in Vietnam in the latter part of 2021. The gross profit margin was further supported by the higher DTC share in the year-over-year comparison as well as the considerable proportion of full-price sales. Additionally, the increase in gross profit margin was further supported by the favorable currency environment, in particular the weaker USD/CHF exchange rate, when compared to the comparable period in 2022.

Nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022
Cost of sales during the nine-month period ended September 30, 2023 increased by CHF 162.9 million, or 42.3%, to CHF 547.9 million, compared to CHF 385.0 million during the nine-month period ended September 30, 2022. Gross profit was CHF 797.1 million for the nine-month period ended September 30, 2023, representing a gross profit margin of 59.3%, compared with CHF 470.3 million for the nine-month period ended September 30, 2022, representing a gross profit margin of 55.0%. The increase in gross profit margin was attributed to the ceasing of exceptional airfreight usage and overall reduced freight rates during the three-month period ended September 30, 2023, when compared to the comparable period in 2022, where we made a strategic decision to employ airfreight to ensure key product availability and meet strong demand, considering the factory closures in Vietnam in the latter part of 2021.

Selling, General and Administrative Expenses

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net sales	480.5	328.0	46.5%	1,345.0	855.4	57.2%
Distribution expenses	(64.3)	(40.1)	60.2%	(185.0)	(107.1)	72.7%
Selling expenses	(35.8)	(20.0)	78.9%	(95.3)	(56.0)	70.0%
Marketing expenses	(51.8)	(33.8)	53.2%	(147.8)	(96.7)	52.9%
Share-based compensation	(7.0)	(1.9)	261.8%	(21.0)	0.6	(3575.4)%
General and administrative expenses	(71.0)	(50.8)	39.7%	(208.5)	(140.7)	48.2%
SG&A expenses	(229.9)	(146.7)	56.7%	(657.6)	(399.9)	64.4%
Less share-based compensation	(7.0)	(1.9)	261.8%	(21.0)	0.6	(3575.4)%
SG&A (excluding share-based compensation)	(222.9)	(144.8)	54.0%	(636.6)	(400.5)	58.9%

Distribution expenses % of Net sales	13.4%	12.2%		13.8%	12.5%
Selling expenses % of Net sales	7.4%	6.1%		7.1%	6.6%
Marketing expenses % of Net sales	10.8%	10.3%		11.0%	11.4%
Share-based compensation % of Net sales	1.5%	0.6%		1.6%	(0.1)%
General and administrative expenses % of Net sales	14.8%	15.5%		15.5%	16.4%
SG&A expenses % of Net sales	47.9%	44.7%		48.9%	46.8%
SG&A (excluding share-based compensation) % of Net sales	46.4%	44.1%		47.3%	46.8%

Three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022
SG&A expenses for the three-month period ended September 30, 2023 increased by CHF 83.2 million, or 56.7%, to CHF 229.9 million, compared to CHF 146.7 million for the three-month period ended September 30, 2022. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 46.4% in the three-month period ended September 30, 2023 compared to 44.1% for the three-month period ended September 30, 2022.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales increased to 13.4% during the three-month period ended September 30, 2023 compared to 12.2% during the three-month period ended September 30, 2022. The increase was primarily due to the implementation of new warehouse automation initiatives in the U.S. and in Belgium, incurring investment costs and distribution capacity ramp-up, as well as increased delivery costs due to the higher DTC share in net sales.
•Selling expenses as a percentage of net sales increased to 7.4% during the three-month period ended September 30, 2023 compared to 6.1% during the three-month period ended September 30, 2022. The increase was largely a result of a one-off bad debt provision made as a result of an insolvency case involving a wholesale customer in central Europe.
•Marketing expenses as a percentage of net sales increased to 10.8% during the three-month period ended September 30, 2023 compared to 10.3% during the three-month period ended September 30, 2022. The increase was primarily a result of ongoing investments in brand awareness, which included seasonal campaigns as well as expenses for On's successful and increasing athlete roster. Nevertheless, marketing expenses in the three-month period ended September 30, 2023 were lower than anticipated, given several planned expenses were shifted into the fourth quarter and will result in higher marketing expenses in the three-month period ending December 31, 2023.
•Share-based compensation expense as a percentage of net sales increased to 1.5% during the three-month period ended September 30, 2023 compared to 0.6% during the three-month period ended September 30, 2022. The share-based compensation expense in the third quarter of 2023 mainly relates to the continued vesting of previously granted equity awards.
•General and administrative expenses as a percentage of net sales decreased to 14.8% during the three-month period ended September 30, 2023 compared to 15.5% during the three-month period ended September 30, 2022. This decrease is attributed to both the increased sales performance but primarily due to On focusing on becoming more efficient across various areas of the business, including personnel and non-personnel expenses.

Nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022
SG&A expenses for the nine-month period ended September 30, 2023 increased by CHF 257.7 million, or 64.4%, to CHF 657.6 million, compared to CHF 399.9 million for the nine-month period ended September 30, 2022. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 47.3% in the nine-month period ended September 30, 2023 compared to 46.8% for the nine-month period ended September 30, 2022.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales increased to 13.8% during the nine-month period ended September 30, 2023 compared to 12.5% during the nine-month period ended September 30, 2022. This was primarily due to the implementation of new warehouse automation initiatives in the United States, incurring investment costs and distribution capacity ramp-up. Additionally, in the first two quarters of 2023, we incurred incremental expenses for temporary additional warehouse capacity, required as a result of the accelerated supply chain normalization.
•Selling expenses as a percentage of net sales increased to 7.1% during the nine-month period ended September 30, 2023 compared to 6.6% during the nine-month period ended September 30, 2022. The increase was driven by additional expenses incurred as a result of On's expanding retail footprint. Additionally, the increase was a result of a one-off bad debt provision made as a result of an insolvency case involving a wholesale customer in central Europe in the third quarter.
•Marketing expenses as a percentage of net sales slightly decreased to 11.0% during the nine-month period ended September 30, 2023 compared to 11.4% during the nine-month period ended September 30, 2022. The decrease as a percentage of net sales was a result of the elevated net sales achievement in 2023 and the shift of some planned marketing expenses into the fourth quarter, which will result in higher marketing expenses in the three-month period ending December 31, 2023. The year-over-over absolute increase in marketing spend reflects our significant investment in brand building initiatives, including those focused on our athletes, innovation, sportswear, tennis and performance running, such as the On track nights events in key cities across Europe. On expects to continue to invest in other branding initiatives over the next quarters in support of our ongoing growth journey.
•Share-based compensation expenses as a percentage of net sales increased to 1.6% during the nine-month period ended September 30, 2023 from (0.1)% during the nine-month period ended September 30, 2022. The increase is a result of grants issued during the nine-month period ended September 30, 2023. Unlike On's previous equity plan, these newly issued grants are subject to an extended vesting period and therefore share-based compensation expense is distributed more equally across quarters.
•General and administrative expenses as a percentage of net sales decreased to 15.5% during the nine-month period ended September 30, 2023 compared to 16.4% during the nine-month period ended September 30, 2022. This decrease is attributed to both the increased sales performance but primarily due to On focusing on becoming more efficient across various areas of the business, including personnel and non-personnel expenses.

Depreciation and Amortization

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Depreciation and amortization	16.6	13.7	20.7%	44.5	33.7	32.3%
Depreciation and amortization % of Net sales	3.4%	4.2%		3.3%	3.9%

Three-month period ended September 30, 2023 compared to the three-month period ended September 30, 2022
Depreciation and amortization expenses during the three-month period ended September 30, 2023 increased by CHF 2.8 million, or 20.7%, to CHF 16.6 million, compared to CHF 13.7 million during the three-month period ended September 30, 2022. Thereof, depreciation and amortization expenses of CHF 1.4 million related to owned assets as a result of continuous investments in the expansion of our retail stores and offices. This primarily relates to leasehold improvements, as well as furniture and fixtures and IT hardware. In addition, depreciation and amortization expenses of CHF 1.5 million related to right of use assets as a result of retail store expansions in the U.S., China and UK and a new storage and warehousing facility in Los Angeles, California.

Nine-month periods ended September 30, 2023 compared to the nine-month period ended September 30, 2022
Depreciation and amortization expenses during the nine-month period ended September 30, 2023 increased by CHF 10.9 million, or 32.3%, to CHF 44.5 million, compared to CHF 33.7 million during the nine-month period ended September 30, 2022. Thereof, depreciation and amortization expenses of CHF 7.3 million related to owned assets as a result of continuous investments in the expansion of retail stores and offices. This primarily relates to leasehold improvements, as well as furniture and fixtures, IT hardware, continuous developments in software, investment in IP, and a change in the estimated useful life of production tools during the third quarter of 2022. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 3.6 million as a result of retail store expansions in the US, China and UK.

Net Financial Result

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Financial income	1.0	1.9	(47.6)%	7.3	3.3	123.6%
Financial expenses	(3.2)	(2.5)	30.8%	(6.8)	(5.5)	23.8%
Foreign exchange results	13.8	(15.3)	190.0%	(25.9)	34.1	(175.9)%
Net financial result	11.5	(15.9)	172.4%	(25.4)	31.9	(179.6)%

Three-month and nine-month periods ended September 30, 2023 compared to the three-month and nine-month periods ended September 30, 2022
Financial income for the three-month period ended September 30, 2023 decreased by CHF 0.9 million to CHF 1.0 million when compared to the three-month period ended September 30, 2022. Financial income for the nine-month period ended September 30, 2023 increased by CHF 4.0 million to CHF 7.3 million when compared to the nine-month period ended September 30, 2022. The decrease in the three-month period ended September 30, 2023 is attributable to lower income on investments in money market certificates compared to the three-month period ended September 30, 2022. The increase in the nine-month period ended September 30, 2023 is attributable to a gain on the valuation of money market certificates and short-term fixed deposits.

Financial expenses for the three-month period ended September 30, 2023 increased by CHF 0.8 million or 30.8% to CHF 3.2 million, compared to CHF 2.5 million for the three-month period ended September 30, 2022. Financial expenses for the nine-month period ended September 30, 2023 increased by CHF 1.3 million or 23.8% to CHF 6.8 million, compared to CHF 5.5 million for the nine-month period ended September 30, 2022. The increase in the three and nine-month periods ended September 30, 2023 was primarily driven by increased bank charges. The increased bank charges relate to fees associated with the new credit facility agreement entered into at the beginning of the third quarter of 2023. Refer to the “ – Indebtedness” section for more detail.
Foreign exchange results for the three-month period ended September 30, 2023 resulted in a foreign exchange gain of CHF 13.8 million, compared to a foreign exchange loss of CHF 15.3 million for the three-month period ended September 30, 2022. The foreign exchange results for the nine-month period ended September 30, 2023 resulted in a foreign exchange loss of CHF 25.9 million, compared to a foreign exchange gain of CHF 34.1 million for the nine-month period ended September 30, 2022. The foreign exchange gain for the three-month period ended September 30, 2023 was primarily due to the positive effect generated from the fluctuation in the exchange rate exposure related to our monetary assets in particular the CHF/USD exchange rate. The foreign exchange loss for the nine-month period ended September 30, 2023 was primarily due to the negative effect to our monetary assets from the fluctuation in the exchange rates, in particular the CHF/USD exchange rate.

Income Tax Expense

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Current income taxes	13.4	6.9	94.2%	47.1	25.2	86.9%
Deferred income taxes	(2.8)	(2.8)	0.1%	(39.3)	(7.0)	462.5%
Income tax expense	10.6	4.1	158.4%	7.7	18.2	(57.5)%

Income tax expenses during the three-month period ended September 30, 2023 increased by CHF 6.5 million to CHF 10.6 million, compared to CHF 4.1 million during the three-month period ended September 30, 2022. Our effective income tax rate was 15.3% for the three-month period ended September 30, 2023 compared to 16.6% for the three-month period ended September 30, 2022. Income taxes during the nine-month period ended September 30, 2023 decreased by CHF 10.4 million to CHF 7.7 million compared to CHF 18.2 million during the nine-month period ended September 30, 2022. Our effective income tax rate was 6.8% for the nine-month period ended September 30, 2023 compared to 17.8% for the nine-month period ended September 30, 2022. The income tax expense increase in the three-month period ended September 30, 2023 grew in parallel with the improved earnings before taxes at an effective tax rate of 6.8%, which was below the group tax rate of 19.7%. For the nine-month period ended September 30, 2023 the effective tax rate continued to be significantly below the group tax rate. The low effective tax rate was largely attributable to a disproportional increase of pre-tax earnings in jurisdictions with low tax rates and tax incentives in Switzerland, the positive effects of which increase with a higher level of profitability.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances, cash provided from operating activities and, to a lesser extent, available borrowings under the bank overdraft facilities and new credit facility we entered into in July 2023.

Cash Flows

	Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change

Cash inflow / (outflow) from operating activities	110.7	(157.1)	170.4%
Cash (outflow) from investing activities	(29.1)	(49.3)	(40.9)%
Cash inflow / (outflow) from financing activities	(13.6)	10.0	(235.5)%
Change in net cash and cash equivalents	68.0	(196.4)	134.6%
Net cash and cash equivalents at the beginning of the period	371.0	653.1	(43.2)%
Net impact of foreign exchange rate differences	(7.0)	36.3	(119.2)%
Net cash and cash equivalents at the end of the period	432.0	493.0	(12.4)%

Operating activities
Cash inflow from operating activities was CHF 110.7 million in the nine-month period ended September 30, 2023 compared to CHF 157.1 million cash outflow from operating activities in the nine-month period ended September 30, 2022. The increase in cash inflow from operating activities in the nine-month period ended September 30, 2023 is due to CHF 192.5 million generated by net income adjusted for non-cash items, CHF 72.8 million due to the change in other current assets/liabilities and CHF 7.0 million in interest received, offset by income tax payments of CHF 26.5 million and a change in net working capital of CHF 135.2 million. The change in net working capital was primarily driven by the CHF 85.1 million increase in accounts receivable as a result of the net sales growth within the wholesale channel, CHF 38.7 million increase in inventories driven by product orders to support the ongoing growth of the company and our spring-summer season 2024 product line and by a decrease in trade payables of CHF 11.3. Cash outflow from operating activities of CHF 157.1 million in the nine-month period ended September 30, 2022 was primarily driven by CHF 34.6 related to the change in other current assets/liabilities, income tax payments of CHF 27.5 million and a change in net working capital of CHF 186.1 million, offset by a cash inflow of CHF 87.8 million generated by net income in the period adjusted for non-cash items and CHF 3.2 million in interest received. The change in net working capital was primarily driven by CHF 74.9 million increase in accounts receivable as a result of the net sales growth within the wholesale channel, CHF 123.0 million increase in inventories required for the spring-summer season 2023 and CHF 11.9 million increase in trade payables.

Investing activities
Cash outflow from investing activities was CHF 29.1 million in the nine-month period ended September 30, 2023 compared to CHF 49.3 million cash outflow in the nine-month period ended September 30, 2022. Cash outflow of CHF 29.1 million for the nine-month period ended September 30, 2023 mainly related to CHF 26.5 million in investments of tangible assets, including leasehold improvements for various retail stores, as well as expenditures on furniture and fixtures. Additionally, CHF 2.6 million was directed towards investments in intangible assets. Cash outflow from investing activities of CHF 49.3 million for the nine-month period ended September 30, 2022 was mainly driven by CHF 43.7 million in investments in tangible assets. These investments primarily included leasehold improvements in our Zurich headquarters and various retail stores, along with expenditures on furniture and fixtures, and the acquisition of IT hardware. Additionally, CHF 5.6 million was directed towards investments in intangible assets, primarily for the acquisition of software.

Financing activities
Cash outflow from financing activities was CHF 13.6 million in the nine-month period ended September 30, 2023 compared to cash inflow from financing activities of CHF 10.0 million in the nine-month period ended September 30, 2022. Cash outflow from financing activities of CHF 13.6 million for the nine-month period ended September 30, 2023 is primarily due to CHF 16.2 million and CHF 3.8 million, related to lease liabilities payments and interest paid, respectively, offset by CHF 6.4 million in proceeds received for the sale of treasury shares to selected employees in connection with share-based compensation awards. Cash inflow from financing activities of CHF 10.0 million for the nine-month period ended September 30, 2022 was primarily driven by CHF 24.7 million in proceeds received for the sale of treasury shares to selected employees in connection with share-based compensation awards, offset by CHF 10.4 million and CHF 4.3 million, related to lease liabilities and interest paid.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use and believe that certain investors and analysts use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in millions)	2023	2022	% Change

Accounts receivables	256.9	174.6	47.1%
Inventories	424.5	395.6	7.3%
Trade payables	(99.8)	(111.0)	(10.1)%
Net working capital	581.7	459.2	26.7%

Capital Management

	As of September 30,	As of December 31,
(CHF in millions)	2023	2022	% Change

As of September 30, 2023: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 283,586,266 were outstanding As of December 31, 2022: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 281,976,387 were outstanding	30.0	30.0	—%
As of September 30, 2023: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.5	33.5	—%
Treasury shares	(26.4)	(26.1)	1.2%
Share premium	756.9	756.9	—%
Statutory reserves	39.3	33.8	16.3%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	336.7	321.8	4.6%
Capital reserves	1,125.4	1,105.1	1.8%
Other reserves	(2.3)	0.0	100.0%
Accumulated losses	(36.6)	(142.9)	(74.4)%
Equity	1,093.5	969.5	12.8%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2023	281,976,387	345,437,500
Sale of treasury shares related to share-based compensation	1,629,816	—
Purchase of treasury shares	(19,937)	—
Shares issued and outstanding as of September 30, 2023(1)	283,586,266	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at September 30, 2023(2)	951,049	—
Awards granted under various incentive plans with dilutive effects at September 30, 2023	3,627,262	11,950,456
(1)    As of September 30, 2023 there were 16,411,859 treasury shares held by On (December 31, 2022: 18,021,738).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at September 30, 2023.

Share-based compensation
As of September 30, 2023, On has recognized an increase in shareholders' equity in the balance sheet of CHF 6.4 million for share-based compensation incurred during the three-month period ending September 30, 2023.
For the three-month period ending September 30, 2023 we have recognized a share-based compensation expense of CHF 7.0 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:
• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021
Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness

On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement which replaced our bank overdraft facilities previously reported. On has an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. As of the date hereof, we have not drawn cash under this credit facility and we do not currently expect to draw cash from the facility agreement in the near term. We entered into the facility agreement as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under this new facility agreement may be used towards the financing of working capital requirements and for general corporate purposes of the Company, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The new facility agreement has an initial term of three years and may be extended twice for a period of one year each.

Contractual Obligations and Commitments
The following summarizes the significant contractual obligations and commitments as of September 30, 2023:

	As of September 30, 2023
(CHF in millions)	Total	Less than 1 year	1 to 5 Years	More than 5 years

Purchase obligations(1)	99.8	99.8	—	—
Lease liabilities(2)	288.5	46.8	148.2	93.5
Other financial liabilities	8.7	8.7	—	—
Lease commitments(3)	382.6	10.5	137.1	234.9
Total contractual obligations	779.6	165.8	285.4	328.4

(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of September 30, 2023.
(2)    Lease liabilities are related to storage space, various offices, retail stores, showrooms and cars.
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of September 30, 2023, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to warehouses in the United States and Belgium.

Off-Balance Sheet Arrangements
As of July 7, 2023 all bank guarantees previously reported in previous quarters have been rolled into the new credit facility discussed in the “ – indebtedness” section above, and will no longer require the Company to maintain any restricted cash. Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of September 30, 2023. As at December 31, 2022, we provided guarantees in the amount of CHF 126.1 million in favor of third parties.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the comparable period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net income	58.7	20.6	184.4%	106.3	84.1	26.4%
Exclude the impact of:
Income taxes	10.6	4.1	158.4%	7.7	18.2	(57.5)%
Financial income	(1.0)	(1.9)	(47.6)%	(7.3)	(3.3)	123.6%
Financial expenses	3.2	2.5	30.8%	6.8	5.5	23.8%
Foreign exchange result	(13.8)	15.3	(190.0)%	25.9	(34.1)	175.9%
Depreciation and amortization	16.6	13.7	20.7%	44.5	33.7	32.3%
Share-based compensation(1)	7.0	1.9	261.8%	21.0	(0.6)	3575.4%
Adjusted EBITDA	81.3	56.3	44.3%	205.0	103.5	98.1%
Adjusted EBITDA Margin	16.9%	17.2%	(1.5)%	15.2%	12.1%	26.0%
(1)    Represents non-cash share-based compensation expense.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	52.3	6.4	18.4	2.2
Exclude the impact of:
Share-based compensation(1)	6.2	0.8	1.7	0.2
Tax effect of adjustments(2)	(0.1)	—	(0.3)	—
Adjusted net income	58.4	7.1	19.9	2.4

Weighted number of outstanding shares	284,492,782	345,437,500	282,649,491	345,437,500
Weighted number of shares with dilutive effects	3,538,697	11,950,456	1,847,761	6,460,989
Weighted number of outstanding shares (diluted and undiluted)(3)	288,031,479	357,387,956	284,497,253	351,898,489

Adjusted basic EPS (CHF)	0.21	0.02	0.07	0.01
Adjusted diluted EPS (CHF)	0.20	0.02	0.07	0.01
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Nine-month period ended September 30,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	94.8	11.5	74.9	9.2
Exclude the impact of:
Share-based compensation(1)	18.7	2.3	(0.5)	(0.1)
Tax effect of adjustments(2)	(1.1)	(0.1)	0.5	0.1
Adjusted net income	112.4	13.7	74.9	9.2

Weighted number of outstanding shares	284,083,292	345,437,500	281,890,709	345,437,500
Weighted number of shares with dilutive effects	3,370,615	11,485,662	2,535,820	6,961,178
Weighted number of outstanding shares (diluted and undiluted)(3)	287,453,907	356,923,162	284,426,529	352,398,678

Adjusted basic EPS (CHF)	0.40	0.04	0.27	0.03
Adjusted diluted EPS (CHF)	0.39	0.04	0.26	0.03
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2022, included in our Annual Report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2022, included in our Annual Report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Risk Factors
Please see our risk factors as set out in our Annual Report filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion & analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, On’s quotations from management in this announcement, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about On’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen our direct-to-consumer channel; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; security breaches and other disruptions to our IT systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; financial accounting and tax matters; any material weaknesses identified in our internal control over financial reporting and remediation efforts; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

Appendix: Consolidated Financial Information

Consolidated interim statements of income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2023	2022	2023	2022

Net sales	480.5	328.0	1,345.0	855.4
Cost of sales	(192.8)	(140.6)	(547.9)	(385.0)
Gross profit	287.7	187.4	797.1	470.3
Selling, general and administrative expenses	(229.9)	(146.7)	(657.6)	(399.9)
Operating result	57.8	40.7	139.5	70.4
Financial income	1.0	1.9	7.3	3.3
Financial expenses	(3.2)	(2.5)	(6.8)	(5.5)
Foreign exchange result	13.8	(15.3)	(25.9)	34.1
Income before taxes	69.3	24.7	114.1	102.3
Income tax expense	(10.6)	(4.1)	(7.7)	(18.2)
Net income	58.7	20.6	106.3	84.1
Earnings per share
Basic EPS Class A (CHF)	0.18	0.07	0.33	0.27
Basic EPS Class B (CHF)	0.02	0.01	0.03	0.03

Diluted EPS Class A (CHF)	0.18	0.06	0.33	0.26
Diluted EPS Class B (CHF)	0.02	0.01	0.03	0.03

Consolidated interim statements of comprehensive income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2023	2022	2023	2022

Net income	58.7	20.6	106.3	84.1
Net actuarial result from defined benefit plans	—	—	(1.1)	5.0
Taxes on net actuarial result from defined benefit plans	—	—	0.2	(1.0)
Items that will not be reclassified to income statement	—	—	(0.9)	4.0
Exchange differences	1.3	0.1	(1.4)	1.4
Items that will be reclassified to income statement when specific conditions are met	1.3	0.1	(1.4)	1.4
Other comprehensive income / (loss), net of tax	1.3	0.1	(2.3)	5.4
Total comprehensive income	60.0	20.8	104.0	89.5

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	9/30/2023	12/31/2022

Cash and cash equivalents	432.0	371.0
Trade receivables	256.9	174.6
Inventories	424.5	395.6
Other current financial assets	51.9	33.2
Other current operating assets	83.9	77.0
Current assets	1,249.3	1,051.5
Property, plant and equipment	86.6	77.2
Right-of-use assets	233.1	151.6
Intangible assets	65.6	70.3
Deferred tax assets	70.9	31.7
Non-current assets	456.1	330.9
Assets	1,705.4	1,382.4
Trade payables	99.8	111.0
Other current financial liabilities	47.8	31.2
Other current operating liabilities	180.7	81.7
Current provisions	9.1	5.0
Income tax liabilities	35.3	13.9
Current liabilities	372.6	242.7
Employee benefit obligations	4.9	6.3
Non-current provisions	8.8	7.2
Other non-current financial liabilities	207.8	138.8
Deferred tax liabilities	17.7	17.9
Non-current liabilities	239.2	170.2
Share capital	33.5	33.5
Treasury shares	(26.4)	(26.1)
Capital reserves	1,125.4	1,105.1
Other reserves	(2.3)	—
Accumulated losses	(36.6)	(142.9)
Equity	1,093.5	969.5
Equity and liabilities	1,705.4	1,382.4

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in millions)	2023	2022

Net income	106.3	84.1
Share-based compensation	14.8	2.7
Employee benefit expenses	(2.5)	0.8
Depreciation and amortization	44.5	33.7
Loss on disposal of assets	0.4	1.8
Interest income and expenses	(3.1)	1.1
Net exchange differences	18.8	(45.7)
Income taxes	7.7	18.2
Change in provisions	5.6	(8.9)
Change in working capital	(135.2)	(186.1)
Trade receivables	(85.1)	(74.9)
Inventories	(38.7)	(123.0)
Trade payables	(11.3)	11.9
Change in other current assets / liabilities	72.8	(34.6)
Interests received	7.0	3.2
Income taxes paid	(26.5)	(27.5)
Cash inflow / (outflow) from operating activities	110.7	(157.1)

Purchase of tangible assets	(26.5)	(43.7)
Purchase of intangible assets	(2.6)	(5.6)
Cash (outflow) from investing activities	(29.1)	(49.3)

Payments of lease liabilities	(16.2)	(10.4)
Proceeds on sale of treasury shares related to share-based compensation	6.4	24.7
Interests paid	(3.8)	(4.3)
Cash inflow / (outflow) from financing activities	(13.6)	10.0

Change in net cash and cash equivalents	68.0	(196.4)
Net cash and cash equivalents at January 1	371.0	653.1
Net impact of foreign exchange rate differences	(7.0)	36.3
Net cash and cash equivalents at September 30	432.0	493.0

Consolidated interim statements of changes in equity
(unaudited)

	Three-month period ended September 30, 2023 and 2022
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income	Total equity

Balance at July 1, 2022	33.5	(26.1)	1,063.8	1.8	(137.1)	935.9
Net income	—	—	—	—	20.6	20.6
Other comprehensive income	—	—	—	0.1	—	0.1
Comprehensive income	—	—	—	0.1	20.6	20.8
Share-based compensation	—	—	0.9	—	—	0.9
Sale of treasury shares	—	0.1	4.2	—	—	4.3
Tax impact on transactions with treasury shares	—	—	(0.8)	—	—	(0.8)
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Balance at September 30, 2022	33.5	(26.1)	1,068.1	2.0	(116.5)	960.9

Balance at July 1, 2023	33.5	(26.4)	1,118.6	(3.7)	(95.2)	1,026.7
Net income	—	—	—	—	58.7	58.7
Other comprehensive income	—	—	—	1.3	—	1.3
Comprehensive income	—	—	—	1.3	58.7	60.0
Share-based compensation	—	—	6.4	—	—	6.4
Sale of treasury shares	—	—	0.6	—	—	0.6
Tax impact on transactions with treasury shares	—	—	(0.1)	—	—	(0.1)
Balance at September 30, 2023	33.5	(26.4)	1,125.4	(2.3)	(36.6)	1,093.5

	Nine-month period ended September 30, 2023 and 2022
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income	Total equity

Balance at January 1, 2022	33.5	(25.0)	1,044.0	(3.4)	(200.6)	848.4
Net income	—	—	—	—	84.1	84.1
Other comprehensive income	—	—	—	5.4	—	5.4
Comprehensive income	—	—	—	5.4	84.1	89.5
Share-based compensation	—	—	2.7	—	—	2.7
Sale of treasury shares	—	0.5	26.2	—	—	26.7
Tax impact on transactions with treasury shares	—	—	(4.8)	—	—	(4.8)
Purchase of treasury shares	—	(1.6)	—	—	—	(1.6)
Balance at September 30, 2022	33.5	(26.1)	1,068.1	2.0	(116.5)	960.9

Balance at January 1, 2023	33.5	(26.1)	1,105.1	—	(142.9)	969.5
Net income	—	—	—	—	106.3	106.3
Other comprehensive loss	—	—	—	(2.3)	—	(2.3)
Comprehensive income / (loss)	—	—	—	(2.3)	106.3	104.0
Share-based compensation	—	—	14.8	—	—	14.8
Sale of treasury shares	—	0.2	6.7	—	—	6.9
Tax impact on transactions with treasury shares	—	—	(1.2)	—	—	(1.2)
Purchase of treasury shares	—	(0.5)	—	—	—	(0.5)
Balance at September 30, 2023	33.5	(26.4)	1,125.4	(2.3)	(36.6)	1,093.5